FORM 5

OMB APPROVAL

OMB Number: 3235-0362
Expires: January 31, 2005
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ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16. (Form 4 or Form 5 obligations may continue. *See* Instruction 1(b)).
___ Form 3 Holdings Reported
___ Form 4 Transactions Reported

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
DELGADO, ELENA (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	____Director ____10% owner **X** Officer (give title below) ____Other (Specify below)

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **12/31/2002**	6. (continued)
500 Washington Street (Street)			**TITLE** **PRESIDENT OF SUBSIDIARY**
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ____Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK	02/20/02		J	50 (1)	D		3,833 (1)	I	BY 401(K)

If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ ELENA DELGADO   1/27/2003

_____   _____

**Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 5 (continued)

DELGADO, ELENA   Irwin Financial Corporation (IFC)
500 Washington Street   12/31/2002
Columbus IN 47201

FOOTNOTES:

1. Adjustment to reporting person's 401(k). Error was discovered in company match. When the error was discovered the reporting person's account was changed. Includes 50 additional shares acquired through participation in the Irwin Financial Corporation Employees' Savings Plan (401(k) Plan). Shares noted are as of 12/31/02. The number reported is the nearest whole number of shares.